Exhibit 99.3

Notice Given Before the Offer and Issuance of Shares Pursuant to Articles 252 and 273 of

the Company Act and the Delivery of Shares or the Distribution of Dividends

Notice Number: 1

Subject: Notice on the matters relevant to the capital reduction for cash distribution

1. It is resolved at the extraordinary general shareholders’ meeting on August 14, 2008 that the Company (as defined in 2.1) will reduce capital by NT$ 19,115,553,820, canceling 1,911,555,382 issued and outstanding shares. The proposed reduction of capital has been approved by the Financial Supervisory Committee on December 26, 2008 by letter numbered Jing Guan Jeng Yi Tsu No. 0970068426; and “The Capital Reduction For Cash Distribution Project” (Reduction of Capital) has also been approved by the Taiwan Securities Exchange Limited on January 23, 2009 by letter numbered Tai Jeng Shang Tsu No. 0980001662.

2. In accordance with the requirement under Article 273 of the Company Act, notice is hereby given on the matters relevant to the Reduction of Capital:

2.1 Company Name: Chunghwa Telecom Co., Ltd.

2.2 Principle Business Activities:

1)	Telecommunications Enterprise of Type 1 (G901011);

2)	Telecommunications Enterprise of Type 2 (G902011);

3)	Installation of the Computer Equipment Business (E605010);

4)	Telecommunication Equipment Wholesale Business (F113070);

5)	Telecommunication Equipment Retail Business (F213060);

6)	Telecommunication Engineering Business (E701010);

7)	Installation of the Radio-Frequency Equipment whose operation is controlled by the Telecommunication Business (E701030);

8)	Information Software Service Business (I301010);

9)	Other Designer Businesses [the design of the computer information hardware] (I599990);

10)	Rental Business (JE01010);

11)	Publishing Business (J304010);

12)	Other Wholesale Businesses [telephone card and IC card] (F199990);

13)	Management and Consulting Service Business (I103060);

14)	Other Corporation Service Businesses [telephone card, IC card, the research and development of the telecommunication facilities and devices, accepting payment on behalf of businesses and institutions, telecommunication equipment inspection services, and agency sale of entry tickets and travel fares] (IZ99990);

15)	Other Retail Businesses [telephone card and IC card] (F299990);

16)	Online Certification Service Businesses (IZ13010);

17)	Supply of Electronic Information Service Businesses (I301030);

18)	Information Process Service Businesses (I301020);

19)	Telecommunication Account Application Agency Businesses (IE01010);

20)	Residential and Commercial Building Development, Rental and Sales Businesses (H701010);

21)	Development of Special District/Zone Businesses (H701040);

22)	Real Estate Sales Businesses (H703090);

23)	Real Estate Rental Businesses (H703100);

24)	Waste Disposal Businesses (J101040);

25)	Community Common Cable Television Equipment Businesses (J502020);

26)	Exhibition Service Businesses (JB01010);

27)	General Advertising Service Businesses (I401010);

28)	Department Store Businesses (F301010);

29)	Communication Newsletter Businesses (J302010);

30)	Industry and Commerce Credit Investigation Service Businesses (JD01010);

31)	Public Notarization Businesses (IZ07010);

32)	Parking Lot Operation Businesses (G202010);

33)	Environmental Assessment Service Businesses (J101050);

34)	Computer and Accessories Manufacturing Service (CC01110);

35)	Information Storage and Process Equipment Manufacturing Businesses (CC01120);

36)	Electronic Component Manufacturing Businesses (CC01080);

37)	Other Electrical and Electronic Machinery & Equipment Manufacturing Businesses [IC or Optical Card Scanners] (CC01990);

38)	Radio-Frequency Equipment Import Businesses (F401021);

39)	General Hotel Business (J901020);

40)	Computer and Administrative Device Wholesale Businesses (F113050);

41)	Information Software Wholesale Businesses (F118010);

42)	Computer and Administrative Device Retail Businesses (F213030);

43)	Information Software Rental Businesses (F218010);

44)	Energy Service Businesses (IG03010);

45)	Engineering Consulting Businesses (I101061);

46)	Refrigeration and Air-Conditioning Consulting Businesses (E602011);

47)	Automatic Control Equipment Engineering Businesses (E603050);

48)	Lighting Equipment Installation (E603090);

49)	Non-store Retailer Businesses (F399040);

2.3 Number of Total Issued and Outstanding Shares Before the Capital Reduction of the Company and the Par Value for Such Shares: The registered/authorized capital is NT$ 120,000,000,020, which consists of 12,000,000,000 common shares and two preferred shares; the paid-in capital is NT$116,083,635,650, which consists of 11,608,363,563 common shares and two preferred shares, with par value of NT$10 each.

2.4 Registered Office: No. 21-3, Sec. 1, Hsin-Yi Road, Taipei

2.5 Notification Method: Notified and Announced on the Market Observation Post System

2.6 The Tenure and Number of Directors and Supervisors: The tenure for the one special director and supervisor (who are deemed director or supervisor by the terms of the preferred shares pursuant to the Telecommunications Law and the Articles of Incorporation) is due to end on April 4, 2009; however, the tenure for each of the remaining 13 directors and three supervisors is three years, which is due to end on June 14, 2010.

2.7 Date of the Article of Incorporation: Established on June 11, 1996; and amended on June 19, 2008 for the 11th time.

2.8 Total Number of Shares after the Reduction of Capital and the Par Value for Such Shares: The paid-in capital becomes NT$96,968,081,830 after this Reduction of Capital, which consists of a total of 9,696,808,181 common shares and two preferred shares with par value of NT$10 each.

2.9 The Total Amount of Capital Reduced, the Par Value (of the Cancelled Shares) and the Method of Canceling Such Shares:

(i) Total amount of capital reduced: NT$19,115,553,820 which consists of a total of 1,911,555,382 shares with par value of NT$10 each.

(ii) Capital reduction ratio: 16.46705301419% with reference to the shareholding of each shareholder recorded on the shareholders’ register book as at the record date of the replacement of share certificates (as defined in 2.11), new shares will be issued to each respective shareholder on a 835.329469858 shares for 1000 shares basis (i.e. every 1000 shares is 164.670530142 shares less). For the

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fractional common shares resulting from the capital reduction, the Company will pay the shareholder cash based on the closing price on the last trading day before the record date of the conversion, rounded down to whole NT dollars. The Chairman is hereby authorized to offer specified persons to purchase all the fractional shares at the closing price.

2.10 Reason for the Reduction of Capital: To improve the Company’s capital structure and improve the return on shareholder’s equity.

2.11 Key Dates and Events:

(i) The record date for the replacement of share certificates is set to be March 9, 2009 and the conversion of new shares will begin on March 20, 2009 (issued in scripless form).

(ii) The Last Date for Entries in The Shareholders’ Register Book: March 4, 2009 (the shareholders who transfer shares privately and settle on March 4, 2009 are entitled to entries in the shareholders’ register book).

(iii) Book closing dates: From March 5, 2009 to March 19, 2009.

(vi) Trading suspension period: From March 3, 2009 to March 19, 2009.

(v) The new shares will be listed on March 20, 2009. From then on the old shares will be forbidden to be traded or settled.

(vi) The rights and obligations attached to the new shares issued after the reduction of capital remain the same as the old shares.

2.12 On March 20, 2009, the repayment of the consideration paid for the cancelled shares will be made to each shareholder by wire transfer or by non-negotiable cheque sent by registered mail. The shareholder will be responsible for the wire transfer fees and the registered mail postage; if the amount of repayment is insufficient to cover the registered mail postage, the cheque will be sent by normal mail instead.

3. The Process and Procedure for the Replacement of Share Certificates (“Transition”)

3.1 Since the Company has issued negotiable securities in scripless form, for the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

3.2 For the shareholders who hold physical share certificates and have booked before the book closing date (if not booked yet, please have them booked as soon as possible), please prepare your share certificates and registered chop and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd., before 2009/03/04.

3.3 For the shareholders who failed to complete booking before the book closing date, please prepare the share certificates and the notice of transferring and booking, the report of purchasing or the tax record of the trades, a list of the numbers of the withdrawing shares and a copy of both sides of your ID and register the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd., after 2009/03/20.

3.4 The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scripless form on the first trading date of the new shares for future trading.

3.5 Location of the application for conversion: B1, No. 96, Sec.1, Chien-Kuo N. Rd., Department of Stock Affairs Agent, Taipei, Taiwan Securities Co., Ltd., Telephone: 02-25048125.

4. Please visit the Market Observation Post System website to locate the financial reports (audited by Deloitte and Touche, Taiwan) for the last three years.

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